WhiteClouds_profile_video.mp4 (4m 0s)

[0:00:01] Speaker 1: Seeing it and holding it in your hands is a lot different than seeing things on a two-dimensional plane.

[0:00:09] Speaker 2: An Orem baby born with a heart condition so rare, her cardiologist had never seen it before. Facing life saving surgery, doctors turn to a 3D printing to practice before they started cutting. It was the first time ever in Utah for a pediatric patient.

[0:00:25] Speaker 3: Yeah, but the big question here, would the complex surgery actually work? As health specialist, Heather Simonsen reports, it took a team of specialists and some creative thinking to fix Ella's heart.

[0:00:38] Heather: Two babies, one 3D printed model, and a broken heart. And what you're about to witness as the future of medicine.

[0:00:44] Katie: She's Ella 2.0. She's a new baby.

[0:00:48] Jason: She really is new.

[0:00:49] Katie: She's so happy.

[0:00:50] Heather: Getting Ella and Libby here in the first place was tough.

[0:00:53] Katie: Good night, little bunny.

[0:00:54] Heather: Struggling with infertility, Jason had surgery and Katie underwent in vitro fertilization to conceive. Expecting twins, doctors found an abnormality on her 24 week ultrasound.

[0:01:05] Katie: Her heart was on the wrong side of her chest.

[0:01:07] Heather: An exceedingly rare condition. One her cardiologist had never seen before. A hole in her heart and criss-crossed ventricular valve connections. Despite all this, the soon to be parents were strangely calm.

[0:01:19] Katie: We just felt like we had so many miracles come up to get her here that it just had to play out well for us.

[0:01:27] Speaker 1: The blue is the blood going through a hole in the heart. [crosstalk 00:01:32]Which it should not be.

[0:01:36] Heather: Doctors told them when Ella was born she might have surgery immediately but if she was stable they would wait. Or there was another option.

[0:01:43] Katie: Spend what time we could with her. That's when we got freaked out.

[0:01:46] Heather: When the time came, they braced themselves for the worst.

[0:01:49] Jason: They cut the cord and they took her immediately and she was gone out of the window.

[0:01:52] Heather: Amazingly, Ella was stable. So after a month in the hospital, she went home. But a successful surgery was the only chance she had at a normal life. 9 months later, surgeons faced a nearly impossible task.

[0:02:06] Jason: They are looking at it and saying, "Okay so what am I looking at here?" You know what I mean? These are doctors that know what they're doing and it's that complicated for them.

[0:02:14] Heather: Ella's anatomy was so complex doctors wouldn't know exactly what they were facing until they got inside the OR. To remove the mystery they did a cardiac CT and printed a 3D model of her heart. And how much of a difference did it make literally holding her heart in your hands?

[0:02:32] Surgeon: And so this actually let us plan ahead and really not spend very much time on the bypass machine. Something that could have been a struggle in the OR relatively straightforward once we got in there.

[0:02:44] Heather: More surgeons are using this technique. Last year surgeons at Intermountain Medical Center used a 3D printed kidney to help them remove a tumor, saving a woman's life and her kidney. Doctors in New York use 3D printing to map conjoined twin's anatomy before surgically separating them. In Miami, they used a [inaudible 00:02:59] cardboard box with an iPhone inside to see 3D images to plan a surgery that saved a baby's life. Before going in the OR with Ella, her surgeon practiced every cut he would make.

[0:03:11] Surgeon: This is how her heart sits, kind of rotated this way. We made an incision here, below the aorta.

[0:03:17] Heather: And it worked.

[0:03:19] Jason: That model saved her life. I mean it's as simple as that.

[0:03:22] Heather: While they left her heart on the right side of her chest, they made it into a two ventricle heart, as close to normal as possible.

[0:03:29] Katie: She's just a miracle. One after another.

[0:03:32] Heather: Two babies. One 3D printed model, and two healed hearts. Twin sisters who can grow up together, and live, laugh, and love life to the fullest. In Orem, Heather Simonsen, KSL 5 News.

[0:03:49] Speaker 3: How about that. Well done Heather. Doctors are hopeful Ella will have a long and normal life. She can even play sports and they do not expect any limitations.

[0:03:58] Speaker 2: That is amazing.

[0:03:59] Speaker 3: Incredible.

[0:03:59] Speaker 2: Wow.

[0:04:00] Speaker 3: Incredible.  [0:04:00]



What is WhiteClouds.mp4 (4m 24s)

[0:00:05] Speaker 1: Personalized products are the new wave of innovation. Businesses want to be able to offer personalized and customized products to their customers. That's why we created Y Clouds, to offer up an ecosystem that provides the software, the hardware, the infrastructure and the 3D expertise to be able to help them build these products and accomplish their goals.

[0:00:37] Speaker 2: What we provide for our customers is an entire 3D ecosystem that allows them to tie to our platform where they send us their order with digital assets and we will refine and detail and personalize where necessary, those assets, and get them ready and fulfill that order, all the way to the end customer.

[0:01:13] Speaker 3: Last year in the US, there were 250 million CAT scans, MRIs, and ultrasounds. And today, the healthcare professionals are looking at these images on a 2D plane. They're looking at it on a screen. Our technology enables doctors to have a physical representation of the anatomy they're going to see in surgery. Here's an example. A CT MRI merged together into a single anatomical model. With this model, surgeons were better able to prepare for surgery. They were also able to communicate with the patient and have the patient understand exactly what that patient was experiencing and how they were going to resolve the issue.

[0:02:01] Speaker 4: Homeowners often have a difficult time visualizing their new home from a 2D plan or a 3D rendering. Builders partner with us to tap into our ecosystem to provide a true-to-scale, physical representation of the home for their buyer. Builders and homeowners alike are blown away by the detail that we go to. The textures, the landscaping, the internal details of the model allow the homeowners to have a visualization that they haven't been able to have before. We are 3D printing in the cloud for businesses. Our partners entrust us to manufacture stellar personalized products for their end customers.

[0:02:57] Speaker 5: In the entertainment category, video gaming is by and large the biggest revenue generator, more so than concerts and movies, anything else. Video gamers spend a lot of time customizing, designing, living vicariously through their favorite video game characters. We have developed and patented technology that allows that video gamer to pull that character right out from the game. We've offered them a platform where they can customize it. Whether it be swapping out armor configurations and helmets and colors and weapons and even adding custom text, and when they get it exactly the way that they want to, they simply click 3D print, and we 3D print them a one of a kind, custom collectible.

[0:03:46] Speaker 1: The market demand for personalization is growing. Y Clouds is poised to be the plug and play fit because we are the final bridge between our partners and our customers. We have the product, an amazing facility, and a vision to drive growth. The era for personalized products is here and we're the team to usher it in. [0:04:05]TeraRecon Interview with Dr. Quigley at RSNA



2016.mp4 (7m 38s)

[0:00:08] Speaker 1: I'm here with Dr. Quigley. He's been working with us with our TeraRecon 3D Print Packs. We're doing it in collaboration with WhiteClouds. He's a neuroradiologist from the University of Utah and an expert in 3D printing and in machine learning and analytics.

[0:00:37] Dr. Quigley: What we found is if we can get our clinicians and our consultants a model that is usable, relevant, they can put in their hands, they can show to a patient, it really streamlines our workflow and makes our job as radiologists easier because get to deliver a higher quality patient-specific piece of information about that clinical case.

[0:00:58] Speaker 1: What is the clinical impact of this? Would someone actually use this to improve patient care?

[0:01:04] Dr. Quigley: As radiologists, we're comfortable looking at things in a virtual environment, but surgeons are very tactile and if they can hold a model in their hand and immediately plan and decide, the first thing that happens when you hand the model to your surgeons is they stop the conversation with you and they start talking to the model. It's really, it's quite funny. Then they walk away with it, because they want to show the patient and they want to show the patient's family. Having a physical model really kind of lets them start their thought process before they hit the OR. If we as radiologists can give them something which saves time, decreases mortality and morbidity, we're helping patient care.

[0:01:48] Speaker 1: The 3D special interest group here at RSNA had some challenges that they were working through in regards to 3D printing and their quality. What you're holding in your hand looks like a lot different. Can you describe how this is different than what would've been possible even a few months ago?

[0:02:05] Dr. Quigley: Well, with the rapid advances and streamlining in the workflow, you can go from a DICOM image, so a patient compliant dataset, right to a physical model and have something shipped to you tha is a useful model. There's a lot less post-processing and iterative steps, which lets you come back with a very robust model in a short amount of time. If you're in a clinical environment you may not have the extended amounts of time to do a lot of post-processing. This makes it a clean user interface to get you to a final product.

[0:02:45] Speaker 1: What's been the interest in radiology with 3D models that you've seen here at RSNA?

[0:02:50] Dr. Quigley: The special interest group is just huge this year and it's going to continue to grow. This really is the beginning of a new modality for radiologists. If radiologists are in the silo of information and pushing around information, then they have an opportunity to be sort of the gatekeeper on taking virtual images to physical models.

[0:03:15] Speaker 1: Did you have a chance to play with the hollow lens and do you see an application for 3D holography working instead of a 3D model, or in addition to a 3D model, and how would those fit together and be used the same or differently?

[0:03:27] Dr. Quigley: I have a personal preference and also some feedback from my clinicians and from my consultants. My surgeons love having something in their hand and then having a virtualization as well is very complimentary. They really go hand-in-hand. Going from the virtualization all the way to actualization, is sort of a journey that the radiologist can be in a position to take their clinicians on. I think they both have a role. A surgeon who has a virtual model that they can interact with knows what they're going in for a lot more accurately, than somebody who's just looking at single slices. As we're training the next generation of physicians, having virtual models, both physical and virtual, really lets you build a better patient care plan.

[0:04:17] Speaker 1: In the immediate term, when there's no reimbursement for such a technology, where do you see the sources of funding coming from?

[0:04:24] Dr. Quigley: Well, I think as we're building we want to show that there's a benefit. From grant support and from multi-center institutional trials, is really the next step. If we can take a similar workflow and test it and see if we can decrease mortality and morbidity, even just simple things like decreasing operative time, time on anesthesia, if we can show that across multiple centers, then we have the opportunity to show both quantitative and qualitative gains.

[0:04:55] Speaker 1: This is a typical model that was made with STL technology, so it would've been post-processed and then sent to a system to be cleaned up in a 3D modeling software and then printed in a single material. We also have an example of a model over there that was created using the 3D Print Pack technology. Could you explain some of the clinical differences that you see in between these two models? Then maybe talk about how long this would take to make and how long this would take to make.

[0:05:27] Dr. Quigley: Well, and different materials take different amount of time to print, but an STL model, you can simplify the model to the point where you're losing fine anatomical resolution. If you want to show a pathology, but yet you've blurred out the findings by oversimplifying or over-reducing the model, if you can't see individual articulations, or your segmentation isn't complete, and you're in mono-color, that's a little bit harder for your surgeon to correlate to what he's going to see, or she's going to see, when she opens the patient. If you have a physical model that represents all the densities in a meaningful way for the clinicians, then you're adding definite value for the surgeons. They know that if they're within a millimeter resolution of a print and they've got a fine quality print with good resolution, they can see the articulations, and then secondary structures like the orthotics, or open reduction internal fixation plates, or vascular structures, then you're adding value.

[0:06:31] Speaker 1: In healthcare today, it's all about value, and so this model, if this model cost $1,000 and you were going to explain a model of this size having a clinical impact that could either save $1,000 or improve care in an increment that was worth $1,000, do you have any use cases in mind where that could be the case? Not necessarily with a foot, but just in general.

[0:06:54] Dr. Quigley: Well, as a head, neck neuroradiologist, if you are planning out a surgical, or reconstruction, or you're training residents and fellows, if they have an environment which they can simulate upon, then the operative time is less. You can end up doing more cases in a simulation environment, so the potential for education is huge, and I think that's one of the key features that the RSNA is focusing upon is that we can use 3D printing and 3D visualization to better train our trainees, and that's going to lead to a complete paradigm shift, really, in how effective people are educated. [0:07:33]